515 Broadhollow Road Suite 1000 Melville, NY 11747 516.812.2000

March 16, 2023

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MSC Industrial Direct Co., Inc.
Form 10-K for the Fiscal Year Ended September 3, 2022
Filed October 20, 2022
Earnings Release on Form 8-K
Furnished January 5, 2023
Form 10-Q for the Fiscal Quarter Ended December 3, 2022
Filed January 5, 2023
File No. 001-14130

Dear Sir or Madam:

This letter is submitted on behalf of MSC Industrial Direct Co., Inc. (the “Company” or “MSC”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 6, 2023. Our responses to your comments are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter and we have included the Staff’s comments in italicized text prior to the Company’s responses.

Form 10-K for the Fiscal Year Ended September 3, 2022

Note 2. Revenue

Disaggregation of Revenue, page 49

1.	You disaggregate revenue by customer end-market. In MD&A and on earnings calls, you disclose changes in sales by customer type such as national account, government, and core and other. National account and public sector appear to be defined on page 7. Please revise page 7 to clarify whether government and public sector are the same and to define core and other. Given your quantification of different categories in MD&A, please tell us your consideration of also disaggregating revenues by these categories on page 49 (in addition to your disaggregation by customer end-market). Refer to ASC 606-10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91.

In response to the Staff’s comment, the Company has considered the guidance in ASC 606-10-55-89 through 55-91, specifically the portion requiring “an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.” In addition, the Company considered the portion of the guidance noting “an entity should consider how information about the entity’s revenue has been presented for other purposes” when selecting the type of category (or categories) to use to disaggregate revenue, including “disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations).”

Office of Trade & Services
United States Securities and Exchange Commission

March 16, 2023

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 4, 2023, to provide additional disclosure of revenue disaggregated by customer type. Beginning with the Quarterly Report on Form 10-Q for the fiscal quarter ended March 4, 2023, the Company will provide tabular disclosure in “Note 2. Revenue” disaggregating revenue by customer type, in addition to the existing tabular disclosure of revenue disaggregated by geography and end use market. The Company will further revise its disclosure to clarify that “government” and “public sector” each refer to the same type of customer, will use “public sector” to describe that type of customer and will provide additional disclosure to clarify that “core and other” refers to those customers which are not classified as belonging to either the “national account” or “public sector” types of customer.

Earnings Release on Form 8-K Furnished on January 5, 2023

Adjusted Financial Highlights

2.	Please clearly label and describe your Adjusted Financial Highlights for income from operations, operating margin, and net income attributable to MSC as non-GAAP. Refer to Question 100.05 of the Staff's Compliance and Discussion Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company will more clearly label such financial measures as non-GAAP by referring to such financial measures, as “Adjusted Income from Operations,” “Adjusted Operating Margin” and “Adjusted Net Income Attributable to MSC,” respectively, and by including appropriate footnote disclosure identifying each such financial measure as a non-GAAP financial measure.

Office of Trade & Services
United States Securities and Exchange Commission

March 16, 2023

Fiscal 2023 Full Year Financial Outlook and Key Assumptions

3.	Referencing non-GAAP Adjusted Operating Margin, please present the most directly comparable GAAP measure or add disclosure explaining why forward looking-information cannot be presented, to the extent available without unreasonable efforts, for the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Likewise, please explain the use of Operating Cash Flow Conversion and present the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure, starting with the earnings release for the fiscal quarter ended March 4, 2023, to include the following language on why forward looking information for Operating Margin, the most directly comparable financial measure calculated and presented in accordance with GAAP, cannot be presented without unreasonable efforts.

“This press release also includes certain forward-looking information that is not presented in accordance with GAAP. The Company believes that a quantitative reconciliation of such forward-looking information to the most directly comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts because a reconciliation of these non-GAAP financial measures would require the Company to predict the timing and likelihood of potential future events such as restructurings, M&A activity and other infrequent or unusual gains and losses. Neither the timing or likelihood of these events, nor their probable significance, can be quantified with a reasonable degree of accuracy. Accordingly, a reconciliation of such forward-looking information to the most directly comparable GAAP financial measure is not provided.”

The Company respectfully advises the Staff that it does not consider Operating Cash Flow Conversion to be a non-GAAP financial measure. The Company defines Operating Cash Flow Conversion as Net cash provided by operating activities as a percentage of Net income. As a result, Operating Cash Flow Conversion, as used by the Company, is not a non-GAAP financial measure for purposes of Item 10(e) of Regulation S-K because it is a ratio or statistical measure calculated using exclusively financial measures calculated in accordance with GAAP in accordance with Item 10(e)(4)(ii)(A) of Regulation S-K. Accordingly, no explanation of the use of Operating Cash Flow Conversion or reconciliation to the nearest GAAP financial measure is required. However, the Company will revise its disclosure, starting with the earnings release for the fiscal quarter ended March 4, 2023, to include the definition of, and the GAAP financial measures used to calculate, Operating Cash Flow Conversion.

Office of Trade & Services
United States Securities and Exchange Commission

March 16, 2023

Non-GAAP Financial Measures

4.	Please explain to us and disclose how "GAAP" and non-GAAP Incremental Margin are determined. Please also disclose how they provide useful information to investors, and provide a reconciliation from the most directly comparable GAAP measure, operating margin. If you believe a different comparable GAAP measure is more appropriate, please explain. Refer to Items 10(e)(1)(i)(B), (C), and (D) of Regulation S-K.

The Company defines Incremental Margin as the change in year-over-year Income from Operations as a percentage of the change in year-over-year Net Sales and Adjusted Incremental Margin as Incremental Margin adjusted to exclude acquisition-related costs, and restructuring and other costs. The Company’s management believes that Incremental Margin is useful because it shows the direction that operating profit margins are moving as a result of changes in net sales between periods, and that, by excluding the aforementioned items, Adjusted Incremental Margin helps to more clearly show, on a comparable basis between periods, trends in the Company’s underlying business and results of operations. The Company believes that investors benefit from seeing results from the perspective of management in addition to seeing results presented in accordance with GAAP for the same reasons and purposes for which management uses such non-GAAP financial measures.

Because it is a ratio of the change in Income from Operations as a percentage of the change in Net Sales, we believe that Incremental Margin, as used by the Company, is not a non-GAAP financial measure for purposes of Item 10(e) of Regulation S-K because it is a ratio or statistical measure calculated using exclusively financial measures calculated in accordance with GAAP in accordance with Item 10(e)(4)(ii)(A) of Regulation S-K. Accordingly, reconciliation to Operating Margin or another GAAP measure is not required. The Company will continue to include a reconciliation of Adjusted Incremental Margin to Incremental Margin in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In addition, the Company will revise its disclosure, starting with the earnings release and Quarterly Report on Form 10-Q for the fiscal quarter ended March 4, 2023, to include the definition of, and the GAAP measures used to calculate, Incremental Margin and more clearly title such measures as “Incremental Operating Margin” and “Adjusted Incremental Operating Margin.”

Office of Trade & Services
United States Securities and Exchange Commission

March 16, 2023

Form 10-Q for the Fiscal Quarter Ended December 3, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Impact of Economic Trends, page 17

5.	Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures in response to price increases from suppliers and labor price inflation. We note in your first quarter earnings call on January 5, 2023 that your chief executive officer acknowledged the company has experienced price increases from its suppliers, and stated "we are initiating a fresh look at our supplier and assortment strategy." Your CFO also discussed pressure around labor inflation during the call. Discuss your planned strategy and actions "towards reducing purchase costs, implementing operational efficiencies, improving the customer shopping experience, and channeling more market share to those suppliers who partner with us....through a formalized category line review process that will begin in the next couple of months" as noted in your CEO's remarks during the first quarter earnings call. Refer to Item 303(c) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. When the United States economy began to experience elevated levels of inflation, the principal impact on the Company’s business, financial condition and results of operations was the price realization efforts which were disclosed in the Company’s previous filings. The Company would also direct the Staff’s attention to the disclosure concerning supplier and labor price pressure resulting from inflation included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation of the Company’s Annual Report on Form 10-K for the fiscal year ended September 3, 2022, specifically under the heading Impact of COVID-19 and Other Economic Trends.

The Company advises the Staff that, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 4, 2023, it will revise its disclosure to include additional detail to more specifically address actions taken and planned to be taken to mitigate inflationary pressures resulting from price increases from suppliers and labor prices, particularly with respect to the formalized category line review process mentioned during the Company’s earnings call for the first quarter.

Office of Trade & Services
United States Securities and Exchange Commission

March 16, 2023

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address your comments and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 987-5750 should you have any questions or require further information.

Very truly yours,

/s/ Kristen Actis-Grande

Kristen Actis-Grande

Executive Vice President and Chief Financial Officer